April 15, 2011

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Gregory Dundas

VIA EMAIL AND EDGAR

Re:	Customers Bancorp, Inc.
Amendment No. 5 to Registration Statement on Form S-l
File No. 333-166225

Customers Bancorp, Inc. (the “Company”) hereby transmits for filing Amendment No. 5 to our Registration Statement on Form S-1, File No. 333-166225 (“Form S-1”).

In addition, this cover letter is being filed via EDGAR in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission contained in your letter, dated February 10, 2011 (the “Comment Letter”) with respect to the above-referenced registration statement.

In order to facilitate your review of Amendment No. 5 to the Form S-1, we have restated and responded to each of the comments set forth in the Staff’s Comment Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Comment Letter.  Page numbers refer to the filed copy of Amendment No. 5 to the Form S-1.

General

1.	Update the calculation of registration fee table in your next amendment and include the maximum amount of securities to be issued in both the reorganization and the merger.

Because Customers Bank continues to issue new stock in capital raises, which continually changes the number of shares to be issued in the reorganization, we propose to include the final calculation of the registration fee table in a subsequent amendment once all such stock issuances have ceased.

2.
Please confirm that all material non-public information shared by the two parties to the merger during due diligence is currently included within this document.  This would include any forecasts or projections provided by either company to the other company or to a financial advisor for the other company.

Customers Bank and Berkshire Bancorp, Inc. (“Berkshire”) believe that all material non-public information shared during diligence is currently included within the Form S-1 as amended.

3.	Please provide us with copies of any “board books” or similar materials furnished to board members in connection with the transactions. We may have further comments after we review these materials.

In response to this comment, Stradley Ronon Stevens & Young, LLP, counsel to the Company, has furnish to the Staff copies of the presentations made to the Customers Bank’s board of directors on August 27, 2009, September 15, 2009 and August 24, 2010, and copies of the presentations made to Berkshire’s board of directors on August 23, 2010. These presentations were provided under separate cover requesting confidential treatment pursuant to the provisions of C.F.R. Sec. 200.83 and Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended.  In accordance with such rule, counsel to the Company has requested that those materials be returned promptly following completion of the Staff’s review thereof.

4.
Please revise to update the financial statements included in your registration statement in accordance with Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountants.

The financial statements and consents have been updated in the Form S-1 in response to the Staff’s comment.

Cover Page

5.	Prominently disclose the percentage of common stock each of the shareholder bases will own assuming the transactions are completed.

We have revised the cover page of Form S-1 in response to the Staff’s comment.

6.	Please disclose here, or on the two letters to shareholders, that Customers Bancorp shares may not be listed or quoted on any exchange following the merger.

We have revised the cover page of Form S-1 in response to the Staff’s comment.

Summary, Page 2

7.	Please provide brief summaries of the principle parties to the merger.

We have revised the Form S-1 at page 2 in response to the Staff’s comment.

Questions and Answers About the Reorganization and the Merger, page 8

What vote do the boards of directors recommend? - page 12

8.
Provide clear, specific, understandable summaries of the reasons why each board has concluded that the merger is the best interests of its company's shareholders.  Refrain from generic disclosure that could be applied to every bank merger.

We have revised the Form S-1 beginning at page 14 in response to the Staff’s comment.

Are the Interests of the Customers Bank's and BBI's boards of directors, page 13

9.	Please provide a brief summary of the financial interests of directors and officers in the merger.

We have revised the Form S-1 at page 17 in response to the Staff’s comment.

Background of the Merger, page 52

10.	Please revise the disclosure on page 52 to clarify what deliberations on the part of Customers Bank preceded Jay Sidhu's call to Norman Heilenman on July 23, 2009.

Mr. Sidhu’s call to Mr. Heilenman on July 23, 2009 was preceded by no specific deliberations, but was instead a matter of routine.  Mr. Sidhu routinely makes phone calls to various Presidents and Chief Executive Officers in the Customers Bank market area seeking, among other things, potential acquisition opportunities.  We have revised the Form S-1 at page 57 in response to the Staff’s comment.

11.	Please revise to describe the negotiation of the principal terms of the merger, including price.

The principal terms of the merger that were negotiated were based upon the pricing of the transaction and board representation for the resultant entity.  We have revised the Form S-1 beginning at page 57 in response to the Staff’s comment.

Reasons for the Merger, page 57

12.
Please revise the disclosure so that each of the “reasons” discussed provides a clear basis for the decision to proceed with the merger, not merely generic “factors considered” by the board.  For example, please quantify the "meaningful cost savings for the combined entity.” Additionally, as examples only, what material aspects of the experience of the Berkshire management team were considered? What were the potential net operating loss carryovers and their limitations?

We have revised the Form S-1 at pages 64 and 68 in response to the Staff’s comment.

Certain Material U.S. Federal Income Tax Considerations of the Merger, page 79

13.	Please revise to state that the discussion of the “principal federal income tax consequences” constitute the opinion of the respective tax counsel.

The tax opinion that will be issued by the respective counsel of each of CBI and BBI will describe in long-form the principal federal income tax consequences of the merger.

Customers Bank - FD1C Assisted Transactions

Acquisition of USA Bank, page 103

14.
We note your disclosure that concurrently with the acquisition of USA Bank, Customers Bank entered into Loss Sharing Agreements with the FDIC that covers certain legacy assets, including the entire loan portfolio and OREO, and certain purchased investment securities, including private-label mortgage-backed securities and non-investment grade securities.  This appears inconsistent with your disclosure in Note 1 to Statement of assets acquired and liabilities assumed on page 241 that Customers Bank and the FDIC entered into two loss share agreements - one for residential real estate loans and one for all other loans and OREO.  Please tell us, and revise your disclosures here and elsewhere in the document, as applicable, to clarify the extent to which purchased investment securities are covered by the Loss Sharing Agreement.

Investment securities acquired from USA Bank were not covered under the Loss Sharing arrangements.  We have revised the Form S-1 at page 114 accordingly.

Acquisition of ISN Bank, page 103

15.
We note your disclosure that concurrently with the acquisition of ISN Bank, Customers Bank entered into Loss Sharing Agreements with the FDIC that covers certain legacy assets, including the entire loan portfolio and OREO, and certain purchased investment securities, including private-label mortgage-backed securities and non-investment grade securities.  This appears inconsistent with your disclosure in Note 1 to Statement of assets acquired and liabilities assumed on page 252 that Customers Bank and the FDIC entered into two loss share agreements ~ one for residential real estate loans and one for all other loans and OREO.  Please tell us, and revise your disclosures here and elsewhere in the document, as applicable, to clarify the extent to which purchased investment securities are covered by the Loss Sharing Agreement.

Investment securities acquired from ISN Bank were not covered under the Loss Sharing arrangements. We have revised the Form S-1 at page 115 accordingly.

Compensation Discussion and Analysis, page 113

16.
We note the statement that “in 2010, the Compensation Committee decided not to raise salaries of the named executive officers because such officers had been with Customers Bank only since 2009.”  Please revise to clarify this statement in light of the sizeable differences disclosed in the Summary Compensation Table between 2009 and 2010 compensation.

The salary rates for each named executive officer were not changed from 2009 to 2010; the only change was the period over which the salaries were paid.  Since the named executive officers each joined Customers Bank in the second half of 2009 (Mr. Sidhu in June 2009; Mr. Ehst in August, 2009; Mr. Brugger in September, 2009; Mr. Taylor in July, 2009 and Mr. Hedde in August, 2009), their compensation for 2009 is significantly less than that of 2010.

We have revised the Form S-1 at page 121 to clarify this point.

Risk Management Checks and Balances, page 114

17.	Please tell us what is meant by “financial performance metrics” and how such measurements are used in establishing executive compensation.

No specific financial performance metrics are used except for Mr. Hedde’s 2010 bonus.  The financial performance metrics referenced were intended to refer to general factors such as profitability, new business and retention of current customers and growth of the market area and other qualitative factors.   We have revised the Form S-1 at page 122 to clarify that no specific metrics were established for 2009 and 2010 except for Mr. Hedde’s 2010 bonus criterion.

Summary Selected Unaudited Pro Forma Condensed Financial Information

Summary Selected Unaudited Pro Forma Condensed Statements of Financial Condition as of September 30, 2010 page 136

18.	Please revise your presentation to present covered and non-covered assets separately, similar to your unaudited balance sheet presentation on page Customers F-l.

We have revised the Form S-1 for the pro forma presentation to show covered and non-covered loans separately within the unaudited pro forma balance sheet at page 147.

19.
Please revise your pro forma presentation and corresponding pro forma adjustment to differentiate between purchased impaired loans within the scope of ASC 310-30, purchased non-impaired loans accounted for under ASC 310-20, and non-impaired loans to which you applied ASC 310-30 by analogy.  In addition, please also revise your relevant accounting policy disclosures to clearly explain your accounting policies for both purchased impaired and purchased non-impaired loans.

We have revised the Form S-1 at page 147 for the pro forma presentation, the adjustments and the accounting policies at page 149.

20.
With respect to those purchased loans to which you apply the ASC 310-30 accounting model, please tell us in detail how you segregated the acquired loans into pools for accretion and impairment testing purposes.  Tell us how many pools you created and the basis for segregation.  Identify the specific loan characteristics that were used for segregation and specifically address whether performing and non-performing loans were separately segregated.

We have revised the Form S-1 at page 147 for the pro forma presentation, the adjustments and the accounting policies at page 149.  No pools for the BBI loan portfolio were created based upon our initial analysis of loans receivable through December 31, 2010.

Customers Bank - Selected Financial Data, page 141

21.
We note that the ratio of non-performing, not covered loans to total not covered loans was 3.69% at September 30, 2010, which does not appear consistent with your disclosure on page 153 stating that this ratio was 3.49% as of this same period end.  Please explain and revise as necessary.

We have updated the Form S-1 for these ratios at December 31, 2010 and confirmed their consistency at pages 149 167 in response to the Staff’s comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Customers Bank

Asset Quality, page 153

22.
We note your disclosure of non-performing loans and assets not covered under FDIC loss sharing agreements and the corresponding asset quality ratios at September 30, 2010 and December 31, 2009.  In order to provide further transparency surrounding these disclosures, please clarify your non-accrual policy as it relates to warehouse loans as well as the impact that this policy and your accounting for purchased manufactured housing loans has on these disclosures, including credit quality ratios and trends.  Specifically identify the ratios particularly affected and explain that certain ratios may not be comparable across quarters or years or comparable to other portfolios that were not impacted by similar non-accrual loan policies or purchase accounting.  For example, please consider quantifying the amount of purchased manufactured housing loans and/or warehouse loans included in denominator of the non-performing, not covered loans to total loans not covered ratio and the allowance to not covered loans ratio for which there are no corresponding balances in the numerator.

Our non-accrual policy is consistently applied to all loan types, including mortgage warehouse loans and manufactured housing loans.  As of December 31, 2010 and  2009, there were no non-performing loans for the mortgage warehouse loans and manufactured housing loan pools.  We have revised the Form S-1 at page 164 to provide additional information regarding the mortgage warehouse loans and manufactured housing loans included in the denominator.

23.
In your table setting forth non-accrual loans and non-performing assets covered under FDIC loss sharing agreements as of September 30, 2010 on page 154, we note that the total does not appear to be correctly calculated.  Please explain and revise as necessary.

We have updated the tables in the Form S-1 at page 167 in response to the Staff’s comment.

USA Bank Acquisition

Notes to Statement of Assets Acquired and Liabilities Assumed By Customers Bank as of July 9, 2010

Note 6 - Loans, page 243

24.	Please address the following regarding your accounting treatment for loans acquired in connection with the USA Bank FDIC assisted transaction:

•
Revise your disclosures to more clearly identify the loans at the acquisition date that met the criteria of ASC 310-30 and those loans that you analogized to ASC 310-30.  In addition, in an effort to provide clear and transparent disclosures please provide separate ASC 310-30-50 disclosures for both groups of loans;

•
Revise your disclosures to more clearly disclose your accounting policies for establishing and assembling the pools of loans which were subject to each of these accounting models.  Provide us with the parameters for each of the pools created for loans acquired in this transaction; and

•	Revise your disclosures to more clearly explain how you determine whether an acquired loan has evidence of deterioration in credit quality and is therefore in the scope of ASC 310-30.

We established the following process to identify loans that should be evaluated and presented in accordance with ASC 310-30 and evaluated the individual loans to determine fair value. We determined the best indicator of such evidence was an individual loan’s accrual status, historical delinquency status or other information available within the loan files.  Therefore, an individual loan on nonaccrual status or a loan where the most recent financial information received did not identify sufficient cash flows for the repayment of the loan as of the acquisition date and therefore within the scope of ASC 310-30 was deemed to be non-performing credit deteriorated.

No pools were created for the USA Bank acquisition due to the number of loans and the dollar value of the individual loans.  We used the non-accrual and delinquency trends and other available information to determine if there were concerns over the repayment of all contractual amounts.  Therefore, an individual loan on nonaccrual status or a loan where the most recent financial information received did not identify sufficient cash flows for the repayment of the loan as of the acquisition date and therefore within the scope of ASC 310-30 was deemed to be non-performing credit deteriorated.  The disclosures under ASC 310-30-50 are included in the December 31, 2010 financial statements.

We have revised the Form S-1 at page F- 20 in response to the Staff’s comment.

Note that since the USA Bank FDIC assisted transaction occurred prior to the date of the most recent audited balance sheet of the Company in the Form S-1, in accordance with Rule 3-05(b)(4)(iv) of Regulation S-X, the July 9, 2010 audited balance sheet and notes related to the USA Bank transaction have been removed from the Form S-1.

25.
As a related matter, you disclose an accretable yield of $588 thousand related to $63.4 million of cash flows expected to be collected at acquisition for impaired loans acquired in the USA Bank acquisition.  Please explain to us in detail your calculation of the nonaccretable and accretable yield for this acquisition and explain why the accretable yield is so low.  Clearly discuss the interplay in these computations with your valuation of the loss sharing agreement indemnification asset.

The accretable yield of $588,000 was determined based upon the estimated cash flows expected to be received at the acquisition date on the performing credit deteriorated loans.  Subsequent to the identification and fair value process described in our response to comment 24 above, we evaluated the cash flows to determine the allocation between accretable and the non-accretable difference.   Two factors were influential in determining the reasonableness of the accretable yield, (1) the majority of the loans were nonaccrual loans where the current evaluation of collectability did not provide sufficient cashflows to repay the principal and (2) the average life of the portfolio evaluated under ASC 310-30 is less than two years.  We have clarified our disclosure beginning at page F-20 of the Form S-1 to discuss the factors considered in this conclusion.

The FDIC loss sharing receivable is based upon the portion of the nonaccretable difference that is anticipated to be reimbursed by the FDIC, the estimated periods of reimbursement and the present value of these periods to the current financial statement period.

ISN Bank Acquisition

Notes to Statement of Assets Acquired and Liabilities Assumed By Customers Bank as of September 17, 2010

Note 6 - Loans, page 255

26.	Please address the following regarding your accounting treatment for loans acquired in connection with the ISN Bank FDIC assisted transaction:

•
Revise your disclosures to more clearly identify the loans at the acquisition date that met the criteria of ASC 310-30 and those loans that you analogized to ASC 310-30.  In addition, in an effort to provide clear and transparent disclosures please provide separate ASC 310-30-50 disclosures for both groups of loans;

•
Revise your disclosures to more clearly disclose your accounting policies for establishing and assembling the pools of loans which were subject to each of these accounting models.  Provide us with the parameters for each of the pools created for loans acquired in this transaction; and

•	Revise your disclosures to more clearly explain how you determine whether an acquired loan has evidence of deterioration in credit quality and is therefore in the scope of ASC 310-30.

We established the following process to identify loans that should be evaluated and presented in accordance with ASC 310-30 and evaluated the individual loans to determine fair value.  We determined the best indicator of such evidence was an individual loan’s accrual status, historical delinquency status or other information available within the loan files.  Therefore, an individual loan on nonaccrual status or a loan where the most recent financial information received did not identify sufficient cash flows for the repayment of the loan as of the acquisition date and therefore within the scope of ASC 310-30 was deemed to be non-performing credit deteriorated.   We used the non-accrual and delinquency trends and other available information to determine if there were concerns over the repayment of all contractual amounts.

We evaluated the majority of the loans acquired from ISN Bank individually.   Three loan pools were created for loans that did not meet our individual loan review criteria and had common risk characteristics, and the aggregate expected cash flows were estimated for each loan pool.

The disclosures under ASC 310-30-50 are included in the December 31, 2010 financial statements.  We have revised the Form S-1 at page F-20 in response to the Staff’s comment.

Note that since the ISN Bank FDIC assisted transaction occurred prior to the date of the most recent audited balance sheet of the Company in the Form S-1, in accordance with Rule 3-05(b)(4)(iv) of Regulation S-X, the September 17, 2010 audited balance sheet and notes related to the ISN Bank transaction have been removed from the Form S-1.

27.
As a related matter, you disclose an accretable yield of $288 thousand related to $21.5 million of cash flows expected to be collected at acquisition for impaired loans acquired in the ISN Bank acquisition.  Please explain to us in detail your calculation of the nonaccretable and accretable yield for this acquisition and explain why the accretable yield is so low.  Clearly discuss the interplay in these computations with your valuation of the loss sharing agreement indemnification asset.

The accretable yield of $288,000 was determined based upon the estimated cash flows expected to be received at the acquisition date on the performing credit deteriorated loans.  Subsequent to the identification and fair value process described in our response to comment 26 above, we evaluated the cash flows to determine the allocation between accretable and the non-accretable difference.   Two factors were influential in determining the reasonableness of the accretable yield, (1) the majority of the loans were nonaccrual loans where the current evaluation of collectability did not provide sufficient cashflows to repay the principal and (2) the average life of the portfolio evaluated under ASC 310-30 is less than 3.5 years.  We have clarified our disclosure beginning at page F-20 of the Form S-1 to discuss the factors considered in this conclusion.

The FDIC loss sharing receivable is based upon the portion of the nonaccretable difference that is anticipated to be reimbursed by the FDIC, the estimated periods of reimbursement and the present value of these periods to the current financial statement period.

Customers Bank Financial Statements

Notes to Unaudited Financial Statements for the three and nine months ended September 30, 2010 and 2009

Note 8 – Income Taxes, page Customers F-14

28.
We note your disclosure that you recorded a $9.9 million adjustment during the third quarter of 2010 to reverse the deferred tax valuation allowances previously recorded on your net deferred tax asset through the six months ended June 30, 2010.  Your disclosure states that this reversal of the valuation allowance was due to the acquisitions of USA Bank and ISN Bank, your profitability through the third quarter of 2010 and your belief that it is more likely than not that your net deferred tax asset will be realized.  Please provide us with and revise your disclosure to include:

•	a significantly enhanced discussion of factors considered in making this determination, specifically addressing why you believe the acquisitions of USA Bank and ISN Bank will result in profitability;

•
a discussion of the positive evidence considered, specifically addressing how you were able to overcome the significant negative evidence that you appear to be in a cumulative three year loss position if not for the bargain purchase gain recognized during the nine months ended September 30, 2010;

•	a discussion of your reliance on any tax planning strategies or the offset of deferred tax liabilities in lieu of taxable income for the realization of your deferred tax assets, if applicable; and

•	a roll-forward of any valuation allowance.

As of September 30, 2010, we had a net-deferred tax liability of approximately $1.6 million.  The negative evidence of the past three years was evaluated in this analysis; however, a new management team was hired during the third quarter 2009 to address the asset quality and operational areas and to expand the market presence of Customers Bank.  This management team was expected to return Customers Bank to a profitable state during 2010.  In the second quarter 2010, profitability was returned and continues through the third quarter when the bargain purchase gains and the costs associated with the acquisitions are not included.  These costs include certain consultants used in the acquisitions of the Acquired Banks, employee benefits costs that became effective upon the acquisition of the Acquired Banks and other expenses that would not have been incurred without the acquisitions of the Acquired Banks.

During the completion of the December 31, 2010 tax analysis, a tax adjustment of approximately $2.1 million was identified and, based upon analysis, it related to the financial statements as of and for the three and nine months ended September 30, 2010.  We recorded this additional tax expense in the September 30, 2010 financial statements.  In addition, the fair value adjustments related to the USA Bank and ISN Bank acquired assets were completed in the fourth quarter of 2010 and we propose to record the adjustment of $580 thousand for the finalization of these items in the September 30, 2010 financial statements.

We respectfully advise the Staff that we have concluded that the impact of recording these entries, individually and in the aggregate, will not be material to either the prior periods or the nine months ended September 30, 2010.   We have evaluated these adjustments under Topic 1M Staff Accounting Bulletins No. 99 “Assessing Materiality” and Topic 1N SAB No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”  Based upon the quantitative and qualitative analysis, we believe it is unlikely that the judgment of a reasonable person relying upon its financial statements would have been changed or influenced by the inclusion of such adjustments, individually or in the aggregate.   We have revised the Form S-1 beginning at page Customers F-26 in response to the Staff’s comment.

Note 5 - Loans Receivable and Allowance for Loan Losses, page Customers F-l1

29.
We note your disclosure on page 144 that you began a new initiative in mortgage warehouse lending in 2009, in which you finance mortgage loans for mortgage companies from the time of the home purchase or refinancing of a mortgage loan through the sale of the loan into the secondary market and that you had $328.9 million and $16.4 million in mortgage warehouse loans at September 30, 2010 and December 31, 2009, respectively.  Given the fact that these loans comprise 41% of your total loans at September 31, 2010, please tell us, and revise your disclosure here and elsewhere in your filing, as applicable, to include a significantly enhanced description of your warehouse lending activity including, but not limited to the following:

•	how long the loans are in warehouse (i.e., turnover rate);

•	how you determined that these loans should be accounted for as held for investment rather than held for sale for accounting, reporting and valuation purposes; and

•	how loans not sold within the normal timeframe are treated for accounting, reporting and valuation purposes.

We provide a mortgage warehouse lending facility to third party originators.   These third party originators lend money to various borrowers and designate these loans as collateral to the mortgage warehouse lending facility.    The mortgage originators repay the mortgage warehouse facility when they sell the underlying loans to a third party.    We have the ability and intention to hold the mortgage warehouse lending facilities through their maturity date.  The third party originators make the decisions to sell or retain the loans funded through these facilities.   If we purchase the loans from the third party originators, a new agreement is entered into by Customers Bank and the related loans are carried as “held for sale” and would be evaluated and presented as such within the financial statements.

The average period of time that individual loans are funded on these facilities are variable based upon the third party originator and, based upon limited statistics, appear to be 25 days during 2010.   We have not had experience through December 31, 2010 regarding loan paid offs outside the “normal” timeframe (no loans have been placed on non-accrual status through December 31, 2010).   The payoff periods are monitored with respect to the underlying third party originators. We have revised the Form S-1 beginning at page Customers F-7 in response to the Staff’s comment.

Exhibits

30.	Please file the numerous outstanding exhibits with your next amendment.

We intend to file the outstanding exhibits (opinions of counsel, opinions of tax counsel, consents, and proxy cards) in a subsequent amendment.

Please do not hesitate to contact our securities counsel, Lori Buchanan Goldman (lgoldman@stradley.com or 215-564-8707) or David F. Scranton (dscranton@stradley.com or 610-640-5806) should you have any questions regarding this response letter or Amendment No. 5 to the Form S-1.

We thank you for your attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. If there are additional questions or comments, please contact the undersigned.

CUSTOMERS BANCORP, INC.

By:	/s/ Thomas R. Brugger
Name: Thomas R. Brugger
Title: Executive Vice President and Chief Financial Officer